                                                                 EXHIBIT (A)(19)

                                          ALEXANDER & ALEXANDER SERVICES UK PLC
                                                     8 Devonshire Square
                                                     London EC2M 4PL
                                                     Telephone: 0171-623-5500
                                                     Facsimile: 0171-621-1511
ALEXANDER & ALEXANDER SERVICES UK PLC

                                                               24 December 1996

Dear Shareholder,

  I am pleased to inform you that on 11 December 1996, the parent of Alexander & Alexander Services UK plc ("Alexander & Alexander UK"), Alexander & Alexander Services Inc. ("Alexander & Alexander Inc.") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aon Corporation ("Aon") and Subsidiary Corporation, Inc. (the "Offeror"), a wholly owned subsidiary of Aon. Pursuant to the Merger Agreement, the Offeror commenced a tender offer on 16 December 1996 to purchase all outstanding shares of Alexander & Alexander's Common Stock, par value $1.00 per share, and associated preferred stock purchase rights (the "Common Shares"), for $17.50 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 16 December 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). Under the Merger Agreement, the Offer will be followed by a merger in which any remaining Common Shares and shares of Class C Common Stock, par value $1.00 per share, and associated preferred stock purchase rights (the "Class C Shares"), of Alexander & Alexander Inc., together with the related dividend shares of 2 pence each (the "Dividend Shares") in Alexander & Alexander UK (other than shares held by dissenting stockholders, if applicable) will be converted into the same consideration as is paid in accordance with the terms of the Offer.

  As a holder of Class C Common Shares you may convert your shares into Common Shares. Your Class C Shares are stapled to Dividend Shares in Alexander & Alexander UK and the conversion of the Class C Shares will result in the automatic mandatory redemption by Alexander & Alexander UK of the Dividend Shares at their par value of 2 pence per share.

  Your Board of Directors believes that the terms of the Offer are fair to and in the best interests of holders of Dividend Shares. Your Board recommends that as holders of Alexander & Alexander UK's Dividend Shares you convert your Class C Shares and tender the Common Shares received on such conversion pursuant to the Offer. Alexander & Alexander UK will pay holders of Dividend Shares 2 pence per Dividend Share after the Class C Shares are converted.

  If you decide to convert your Class C Shares and accept the Offer, you should complete and sign the Conversion and Tender Request and send it to R.M. Trust Co., which is acting as the receiving agent for Alexander & Alexander Inc. and First Chicago Trust Company of New York, in the prepaid envelope provided with this pack together with your stock certificate in respect of the Class C Shares and the related Dividend Shares.

                                          Yours faithfully,

                                          R. A. Iles
                                          Chairman